UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 16)*

Safehold Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78649D104

(CUSIP Number)

Marcos Alvarado

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78649D104

1	Name of Reporting Person iStar Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,734,163

	8	Shared Voting Power 0

	9	Sole Dispositive Power 20,734,163

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,734,163

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.90%

14	Type of Reporting Person CO

This Amendment No. 16 on Schedule 13D (the “Schedule 13D”) relating to shares of common stock, $0.01 par value per share (the “Shares”), of Safehold Inc., a Maryland corporation (the “Issuer”), is being filed by iStar Inc., a Maryland corporation (“iStar”), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the “Statement”).

Item 3.                   Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by iStar to acquire the Shares reported in Item 5(c) was $7,737,060.15. iStar used its working capital to make such purchases. In addition, iStar received 75,585 Shares as payment of first quarter 2019 management fees under its management agreement with the Issuer, and expects to receive an 56,610 Shares as payment for the next quarterly management fee.

Item 5.                   Interest in Securities of the Issuer.

(a)           As of July 26, 2019, iStar beneficially owns 20,734,163 Shares directly, or approximately 66.90% of the outstanding Shares. Annex A sets forth the number of Shares and the aggregate percentage of the outstanding Shares beneficially owned by each of iStar’s executive officers and directors.

(c)           Since filing Amendment No. 15 to the initial Statement, iStar acquired a total of 389,812 Shares (including 56,610 Shares to be acquired on or about August 1, 2019 as payment of quarterly management fees).

iStar purchased 257,617 Shares through open-market purchases conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended. Further details regarding these purchases are set forth below.

On June 17, 2019, iStar also acquired 75,585 Shares as payment of quarterly management fees by the Issuer.

iStar expects to receive 56,610 Shares on or about August 1, 2019 in payment of the next quarterly management fee.

Trade Date	No. of Shares	Price per Share ($)	Cost ($)
May 13, 2019	2,690	27.507	$74,040.37
May 16, 2019	4,562	27.999	$127,810.82
May 17, 2019	4,963	28.151	$139,800.76
May 20, 2019	5,000	28.261	$141,393.00
May 21, 2019	5,000	28.336	$141,766.50
May 24, 2019	4,787	29.180	$139,770.35
May 28, 2019	4,418	29.257	$129,333.42
May 29, 2019	5,000	28.535	$142,764.50
May 30, 2019	5,000	27.922	$139,697.50
May 31, 2019	5,000	27.398	$137,076.00
June 3, 2019	12,000	27.187	$326,450.40
June 4, 2019	12,000	30.136	$361,840.80
June 5, 2019	12,000	29.972	$359,870.40
June 6, 2019	1,269	29.961	$38,042.97
June 7, 2019	5,000	30.098	$150,576.50
June 10, 2019	4,916	28.770	$141,521.32
June 11, 2019	5,000	28.188	$141,027.00
June 12, 2019	5,000	28.321	$141,690.00
June 13, 2019	5,000	29.031	$145,242.00
June 14, 2019	5,000	29.714	$148,657.00
June 17, 2019	5,000	29.158	$145,877.00

June 18, 2019	5,000	28.467	$142,422.50
June 19, 2019	5,000	28.696	$143,566.50
June 20, 2019	5,000	28.895	$144,562.00
June 21, 2019	4,826	28.500	$137,627.39
June 24, 2019	4,644	28.732	$133,511.28
June 25, 2019	4,542	28.766	$130,732.39
June 26, 2019	5,000	28.196	$141,069.00
June 27, 2019	5,000	29.074	$145,458.50
June 28, 2019	5,000	29.670	$148,436.00
July 1, 2019	5,000	30.107	$150,624.00
July 2, 2019	5,000	30.637	$153,271.00
July 3, 2019	5,000	30.949	$154,832.50
July 5, 2019	5,000	31.080	$155,487.50
July 8, 2019	5,000	31.527	$157,720.50
July 9, 2019	5,000	32.047	$160,324.50
July 10, 2019	5,000	32.732	$163,745.50
July 11, 2019	5,000	32.154	$160,855.00
July 12, 2019	5,000	32.563	$162,900.50
July 15, 2019	5,000	32.411	$162,140.00
July 16, 2019	5,000	32.257	$161,371.00
July 17, 2019	5,000	31.765	$158,913.50
July 18, 2019	5,000	31.483	$157,500.50
July 19, 2019	5,000	33.212	$166,146.50
July 22, 2019	5,000	32.996	$165,065.50
July 23, 2019	5,000	32.980	$164,985.50
July 24, 2019	5,000	33.165	$165,910.00
July 25, 2019	5,000	33.480	$167,485.50
July 26, 2019	5,000	33.212	$166,147.00

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2019

iSTAR INC.

/s/ Marcos Alvarado
Marcos Alvarado
President and Chief Investment Officer

Annex A

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF iSTAR, INC.

I.             Set forth below is the name and present principal occupation or employment of each director and executive officer of iStar.  Unless otherwise indicated, all persons identified below are United States citizens.  Directors of iStar are identified by an asterisk.

Name	Principal Occupation/Employment

*Jay Sugarman	Chairman and Chief Executive Officer of iStar Inc.
*Clifford de Souza	Private investor
*Robin Josephs	Private investor
*Barry Ridings	Senior advisor, Lazard Freres & Co.
*Richard Lieb	Senior advisor, Greenhill & Co., LLC
Marcos Alvarado	President and Chief Investment Officer of iStar Inc.

II.            Set forth below are the number of Shares, and the percentage of the outstanding Shares, beneficially owned by each of the directors and executive officers of iStar Inc.  Directors of iStar are identified by an asterisk.

Name	No. of Shares		% of Outstanding Shares

*Jay Sugarman	100,882		**
*Clifford de Souza	2,500		**
*Robin Josephs	41,250	*	**
*Barry Ridings	2,500		**
*Richard Lieb	0		**
Marcos Alvarado	21,551		**

* This consists of 6,250 Shares owned by Ms. Josephs, 25,000 owned by her family trust, and 10,000 restricted stock units granted to her on May 8, 2019, representing the right to receive 10,000 Shares when the units settle on July 1, 2022. These restricted stock units are fully vested as of the grant date.

** Under 0.1%.